CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2008	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___)

Natuzzi S.P.A. Third Quarter 2008 Consolidated Financial Results and Conference Call

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 14, 2008--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”) will release THIRD QUARTER 2008 CONSOLIDATED FINANCIAL RESULTS on Wednesday November 19, 2008 at 4:00 p.m. New York time (9:00 p.m. London time – 10:00 p.m. Italian time).

Aldo Uva, Chief Executive Officer, and Mariano Domingo, Chief Financial Officer, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time – 4:00 p.m. Italian time) on Thursday November 20, 2008.

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ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture. Italy’s largest furniture manufacturer, Natuzzi is a global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 117 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 192 licensed Divani & Divani by Natuzzi and Natuzzi Stores. Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

_________________________________________________________________

Natuzzi S.p.A.

Via Iazzitiello 47,

70029 Santeramo (BA) – Italy

Tel.:+39 080 8820.111

Fax: +39 080 8820.241

www.natuzzi.com

CONTACT:
Investor Relations Dept.
Tel.: +39 080 8820.812
investor_relations@natuzzi.com
or
Corporate Press Office
Tel.: +39 080 8820.124
relazioni.esterne@natuzzi.com

CONFORMED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	November 14, 2008

By: /s/ ALDO UVA
Aldo Uva